SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13G

UNDER THE SECURITES EXCHANGE ACT OF 1934
 (Amendment No. __2_)*



Northern Oil and Gas, Inc.
                              (Name of Issuer)

Common Stock
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                       (Title of Class of Securities)

665531109
--------------------------------------------------------------------------------
                              (CUSIP Number)

12/31/2012
--------------------------------------------------------------------------------
            (Date of Event Which Requires Filing of this Statement)

	Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

            [X]    Rule 13d-1(b)

            [ ]    Rule 13d-1(c)

            [ ]    Rule 13d-1(d)

      *The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

      The information required in the remainder of this cover page shall not be deemed to be filed for the purpose of Section 18 of the Securities Exchange
Act of 1934 (Act)or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act
(however, see the Notes).



CUSIP No. 665531109                 	13G       	    Page 2 OF 5 Pages


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1. 	NAMES OF REPORTING PERSONS

Munder Capital Management
-------------------------------------------------------------------------------
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     	(a) [ ]
     	(see instructions)                                 	(b) [ ]
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3.    SEC USE ONLY

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4.    CITIZENSHIP OR PLACE OF ORGANIZATION

	State of Delaware
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                  	5.       SOLE VOTING POWER

      NUMBER OF                     	3,247,056
       SHARES              -----------------------------------------------------
    BENEFICIALLY     	6.       SHARED VOTING POWER
       OWNED BY
         EACH	0
     REPORTING             -----------------------------------------------------
    PERSON WITH            7.       SOLE DISPOSITIVE POWER

		3,756,315
                  	   -----------------------------------------------------
           	8.       SHARED DISPOSITIVE POWER

                            	0
--------------------------------------------------------------------------------
  9.     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,756,315
--------------------------------------------------------------------------------
 10.     CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
        	SHARES (SEE INSTRUCTIONS)                                      [ ]

--------------------------------------------------------------------------------
 11.     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

5.9%
--------------------------------------------------------------------------------
 12.     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IA
--------------------------------------------------------------------------------



CUSIP No. 665531109                 	13G       	    Page  3   OF  5  Pages


Item 1.

(a)	Name of Issuer:

	Northern Oil and Gas, Inc.  (the Company)

(b)	Address of Issuer's Principal Executive Offices:

	315 Manitoba Avenue, Suite 200
	Wayzata, Minnesota 55391

Item 2.

(a)	Name of Person Filing:

	Munder Capital Management (Munder Capital)

(b)	Address of Principal Business Office:

Munder Capital Center
480 Pierce Street
Birmingham, MI  48009

(c)	Citizenship:

Delaware

(d)	Title of Class of Securities:

	Common Stock

(e)	CUSIP Number:

	665531109

Item 3.	If this statement is filed pursuant to 240.13d-1(b) or 240.13d-2(b)
or (c), check whether the person filing is a:

		(e)	[X]	An investment adviser in accordance with 240.13d-
					1(b)(1)(ii)(E);

Item 4.	Ownership

(a)	Amount Beneficially Owned:

	3,756,315 shares (the Common Stock)

(b)	Percent of Class:

	5.9%

CUSIP No. 665531109                 	13G       	    Page 4 OF 5 Pages


(c)	Number of shares as to which such person has:

	(i)	sole power to vote or direct the vote: 3,247,056

	(ii)	shared power to vote or direct the vote: 0

	(iii)	sole power to dispose or to direct the disposition of: 3,756,315

	(iv)	shared power to dispose or direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

			Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

	While Munder Capital is the beneficial owner of the Common Stock, Munder is the beneficial owner of such stock on behalf of numerous clients who have the right to receive and the power to direct the receipt of dividends from, or the proceeds of the sale of, such Common Stock, and Munder disclaims any ownership associated with such rights. No client has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, more than 5% of the shares outstanding of common stock of the Company.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the
Security Being Reported on by the Parent Holding Company

			Not Applicable.

Item 8.	Identification and Classification of Members of the Group

		Not Applicable.

Item 9.	Notice of Dissolution of Group

		Not Applicable.

Item 10.	Certification

	By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


CUSIP No. 665531109                 	13G       	    Page 5 OF 5 Pages


	SIGNATURE

	After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

						February 13, 2013

						MUNDER CAPITAL MANAGEMENT,
						a Delaware general partnership


						By:	/s/ Mary Ann C. Shumaker
							Associate General Counsel